Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2014	2013
Net income available to stockholders	$2,120	$2,887
Less: Distributed and undistributed earnings allocated to non-vested stock	(31)	(41)
Earnings available to common shareholders	$2,089	$2,846
Shares Calculation
Average shares outstanding - Basic Common	4,948	4,955
Average shares outstanding - Basic Class B Common	2,009	1,992
Potential Common Stock relating to stock options and non-vested restricted stock	59	26
Average shares outstanding - Assuming dilution	7,016	6,973
Net Income Per Share: Basic Common	$0.32	$0.44
Net Income Per Share: Basic Class B Common	$0.24	$0.33
Net Income Per Share: Diluted	$0.30	$0.41

1